Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW

Washington, DC 20004

Tel: 202.739.3000

Fax: 202.739.3001

www.morganlewis.com

October 31, 2011

VIA EDGAR TRANSMISSION

Mr. Chad Eskildsen

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust (the “Trust”) – Annual Reports to Shareholders Dated March 31, 2011 and August 31, 2010 (File Nos. 333-132380 and 811-21864)

Dear Mr. Eskildsen:

We are writing to respond to the oral comments we received from you on September 30, 2011 regarding the Trust’s Annual Report to Shareholders for the Domestic Dividend Funds, Domestic and International Earnings Funds, and International Dividend and Sector Funds, dated March 31, 2011 and the Trust’s Annual Report to Shareholders for the Currency and Fixed Income Funds, dated August 31, 2010 (the “WisdomTree Annual Reports”). The WisdomTree Annual Reports were filed with the U.S. Securities and Exchange Commission (“SEC”) on June 8, 2011 and November 9, 2010, respectively. The following summarizes the SEC staff’s comments and provides our responses to these comments. Unless otherwise noted, capitalized terms have the same meaning as given in the Fund’s Prospectus and/or Statement of Additional Information.

1.	Comment: For the LargeCap Growth Fund, what percentage of the Fund’s assets is invested in holdings of issuers with a capitalization greater than $5 billion?

Response: As of March 31, 2011, approximately 85% of the LargeCap Growth Fund’s assets were invested in securities of issuers with market capitalizations greater than $5 billion. The capitalization range and other characteristics of the LargeCap Growth Fund’s portfolio holdings are driven by the composition of and criteria used by the Fund’s underlying index. The underlying index does not use a minimum $5 billion market capitalization threshold to define “large cap.” Rather, the underlying index defines “large cap” to mean the 1000 largest companies that meet the underlying index’s inclusion requirements. This is similar to the approach used by the Russell 1000 Index which looks to the largest 1000 securities that meet the Russell index requirements. The benefit to this approach is that it allows for changing market conditions and is not a static number.

2.	Comment: Each of the Brazilian Real Fund and the Chinese Yuan Fund have approximately 30% of their respective assets exposed to Citigroup via repurchase agreements. Please explain why this fact is not disclosed as a principal investment strategy and risk in the Funds’ Prospectus as required by Item 9 of Form N-1A.

Response: Each Fund engages in repurchase agreement transactions primarily on an overnight basis and the agreements are fully collateralized by investments in U.S. government securities that are marked to market on a daily basis. Therefore, the Fund’s primary exposure and primary investment

Mr. Chad Eskildsen

October 31, 2011

risk is not to Citibank. Rather, with respect to these investments, the Fund’s primary exposure is to U.S. government securities and its primary risk is investing in U.S. government securities on an overnight basis. Therefore, for prospectus disclosure purposes, the Fund considers an investment in a repurchase agreement to be the equivalent of an investment in U.S. government securities. Investments in U.S. government securities are clearly disclosed in the Fund’s Item 9 disclosure as a part of the principal investment strategy of the Fund. Based on prior SEC positions and Rule 5b-3, it is appropriate for an investing fund to look primarily to the value and liquidity of the collateral underlying the repurchase agreement rather than the credit of the counterparty for satisfaction of the repurchase agreement. The Fund therefore believes the existing disclosure is appropriate.

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I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the WisdomTree Annual Reports; (ii) SEC staff comments or changes to disclosure in response to staff comments on the WisdomTree Annual Reports reviewed by the staff do not foreclose the SEC from taking any action with respect to the WisdomTree Annual Reports; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.739.5684 or John McGuire at 202.739.5654.

Sincerely,

/s/ Laura E. Flores
Laura E. Flores

cc: W. John McGuire, Esq.

      Richard Morris, Esq.

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